EXHIBIT 20.1

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS REPORTS SECOND QUARTER 2002 RESULTS

Company Turnaround Continues as Planned

MEMPHIS, Tenn. — July 22, 2002 — Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended June 30, 2002.

      Second quarter 2002 sales were $341.3 million, down 12 percent compared to the second quarter 2001. The sales decline was expected and is due mainly to continued weakness in the company’s core electrical markets and the divestiture or discontinuation of certain non-strategic product lines. Excluding revenues from divested or discontinued products, sales were down 5 percent compared to the year-ago period.

      Earnings from operations were $3.3 million for the second quarter 2002 compared to $4.8 million in the same period last year. Excluding $13.8 million in charges associated with a previously announced manufacturing restructuring program, operating earnings would have been $17.1 million in the three-month period ended June 30, 2002. When adjusted for the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142), Thomas & Betts would have reported operating earnings of $9.1 million in the second quarter 2001.

      Thomas & Betts reported net earnings of $0.4 million in the most recent quarter, or $0.01 per basic and diluted share. In the second quarter last year, the company reported a $5.4 million loss, or a $0.09 loss per share. Excluding the manufacturing program charges, net earnings would have been $9.9 million or $0.17 per basic and diluted share in the most recent quarter. Thomas & Betts would have reported a net loss of $1.0 million in the second quarter 2001, or a loss per share of $0.02, when adjusted for the effect of SFAS 142.

      “Despite operating in severely depressed market conditions, our turnaround continues on track,” said T. Kevin Dunnigan, chairman and chief executive officer. “We have realigned our cost structure in all areas and are well along in the process to improve our manufacturing efficiency. We expect to show continued improvement in our operating performance over the remainder of 2002 and expect to be well positioned to provide a very competitive level of return when the economy rebounds.”

      Dunnigan continued, “We were hopeful earlier this year that the economy would improve in the second half. While demand in our core markets has been reasonably stable, there have been very few signs that would indicate a recovery is imminent.”

MANUFACTURING RESTRUCTURING PROGRAM ON TRACK

      In December 2001, Thomas & Betts entered the final stage of its turnaround effort and initiated a restructuring program affecting approximately two-thirds of the company’s manufacturing operations. The program includes three primary components: consolidating capacity; improving productivity; and capital investment in equipment and tooling. The program is progressing on schedule and will be substantially complete by the end of the third quarter 2002.

      “As planned, we have completed the majority of the production consolidation and are now focused on improving operational efficiency on a process-by-process basis,” said Dunnigan. “Our goal is to ensure that Thomas & Betts is well positioned as a low-cost manufacturer in the electrical industry well into the future.”

      The company expects on-going pre-tax annual savings of approximately $45 to $50 million from the program. Pre-tax charges associated with the initiatives are expected to total approximately $80 to $85 million, down slightly from earlier estimates of $80 to $90 million. As of June 30, 2002, Thomas & Betts has incurred $75 million of these charges.

FOCUS ON COST REDUCTION EVIDENT IN GROSS MARGIN

      The company’s gross margin was 22.7 percent of sales in the second quarter 2002, compared to 24.2 percent in the same period last year. Excluding $13.4 million in manufacturing plan costs included in cost of sales, the second quarter 2002 gross margin would have been 26.6 percent of sales. Several factors contributed to the improvement in the adjusted gross margin: lower manufacturing costs resulting from actions taken last year, as well as the initial benefit from the manufacturing restructuring program now underway; lower freight expense; and a revised pricing schedule in the Electrical segment that took effect January 1, 2002.

      Selling, general and administrative (SG&A) expenses were $73.8 million, or 21.6 percent of sales, in the quarter just ended compared with $88.6 million, or 23.0 percent of sales, in the second quarter last year. The improvement in SG&A is due to actions taken over the past several quarters to strategically restructure the sales organization, realign corporate support functions commensurate with sales levels, and the elimination of goodwill amortization.

      Thomas & Betts said that it expects to continue to improve its performance until it has achieved a gross margin of at least 30 percent of sales and SG&A of 20 percent or less.

      Net interest expense in the second quarter 2002 was $7.6 million, compared with $10.5 million recorded a year ago. The reduction reflects interest income of approximately $3.3 million associated with income tax refunds.

Thomas & Betts Corporation

2Q 2002 Earnings

BALANCE SHEET REVIEW

      Early in the company’s turnaround effort, Thomas & Betts comprehensively revised its accounts receivable processes and has demonstrated significant improvements as a result of these efforts. As of June 30, 2002, Days Sales Outstanding had improved nearly 20 percent on a year-over-year basis.

      The company has also maintained its focus on effectively managing inventory. Inventory levels were $186.2 million at the end of the second quarter 2002, down $5.9 million from December 30, 2001.

      “When it comes to managing working capital, we have gone from being worst in class to being one of the best in class among our peers over the course of our turnaround,” said Dunnigan. “We are committed to remaining a leader in these areas and to further strengthening our balance sheet.”

      “We are also extremely pleased with our cash performance in the quarter, “ continued Dunnigan. “While we benefited from a $46 million cash tax refund associated with changes to the U.S. federal tax law, we also generated positive cash flow from operations.”

      At June 30, net debt (total debt less cash, cash equivalents and marketable securities) was $414.5 million, down $59 million from the end of the first quarter 2002.

SEGMENT RESULTS REFLECT CONTINUED MARKET WEAKNESS

      Sales in the company’s Electrical segment were $265.2 million for the second quarter 2002, down 12 percent from the same period in 2001. Excluding divested and discontinued products, Electrical segment sales would have been down 4 percent, due largely to weak conditions in industrial markets.

      The Electrical segment recorded a loss of $0.8 million in the second quarter 2002 versus earnings of $4.0 million in the year-ago period. Excluding $13.4 million in costs associated with the manufacturing restructuring program, the segment would have reported earnings of $12.6 million in the most recent quarter. Second quarter 2001 earnings would have been $7.4 million when adjusted for the elimination of goodwill amortization in accordance with SFAS 142. The improvement in underlying Electrical segment performance is due to the impact of a new pricing schedule, lower manufacturing and freight costs, and lower SG&A.

      Second quarter 2002 sales in the Steel Structures segment were $33.6 million compared to $36.3 million in the year-ago period. Segment earnings were $4.9 million compared to $5.1 million recorded in the second quarter last year. The decline in segment sales and earnings is due largely to the timing and mix of certain projects.

Thomas & Betts Corporation

2Q 2002 Earnings

      The company’s Communications segment reported sales of $23.4 million in the most recent quarter, down 15 percent from the second quarter 2001. This segment recorded a $0.3 million loss in the quarter compared to a $2.8 million loss in the year-earlier period. Second quarter 2002 results reflect tight operating expense controls implemented in response to severely depressed market demand.

      Sales in the HVAC segment were $19.2 million for the second quarter 2002, flat with the year-earlier period. The segment reported earnings of $0.2 million in the quarter, compared to the $1.3 million loss reported for the segment in the second quarter 2001. Segment earnings improved largely due to cost improvements.

SFAS 142 IMPLEMENTATION

      During the second quarter, Thomas & Betts completed its evaluation of goodwill as of the beginning of 2002 as required under the new accounting standard SFAS 142. Consequently, the company has revised its first quarter 2002 financial statements to reflect a $44.8 million non-cash charge to reflect an impairment of goodwill associated with its HVAC segment. This charge reflects the cumulative effect of adopting the accounting change and does not affect day-to-day operations of the company.

YEAR-TO-DATE RESULTS

      For the six months ended June 30, 2002, Thomas & Betts reported sales of $683.3 million, down 13 percent on a year-over-year basis. Excluding divested or discontinued products, sales would have been down 7 percent from the first half of 2001.

      Earnings from operations for the first six months of 2002 were $13.2 million versus $3.6 million in operating earnings in the comparable period last year. Excluding $26.1 million in charges associated with the manufacturing restructuring program, operating earnings would have been $39.3 million for the six-month period ended June 30, 2002. Operating earnings for the first half 2001 would have been $11.5 million when adjusted for the elimination of goodwill amortization in accordance with SFAS 142.

      The company’s year-to-date net loss was $56.1 million, or a loss of $0.96 per share, which compares to a loss of $10.3 million, or $0.18 loss per share, in the year-ago period. Excluding the aforementioned charges associated with the manufacturing restructuring program and the $44.8 million goodwill impairment charge, first half 2002 net earnings would have been $6.7 million, or $0.12 per share. In the first half last year, Thomas & Betts would have reported a net loss of $2.5 million, or a $0.04 loss per share, when adjusted for the elimination the amortization of goodwill.

Thomas & Betts Corporation

2Q 2002 Earnings

DIRECTIONAL EARNINGS GUIDANCE

      Thomas & Betts has not changed the directional earnings guidance first provided in December 2001 that said, assuming a moderate economic recovery occurs during the second half of 2002, the company expects to achieve low double-digit operating earnings in the fourth quarter 2002.

CORPORATE OVERVIEW

      Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures for a variety of applications and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.5 billion in 2001 and employs approximately 10,000 people worldwide. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

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NOTE: The attached financial tables support the information provided in this news release:

Consolidated Statements of Operations
Segment Information
Recap of Manufacturing Efficiency and Consolidation Initiatives
Transitional Disclosures for Statement of Financial Accounting Standards No. 142
Condensed Consolidated Balance Sheets

CONTACT: Tricia Bergeron (901) 252-8266

CONFERENCE CALL AND WEBCAST INFORMATION

      Thomas & Betts will hold a conference call/webcast to discuss the company’s second quarter 2002 results on Tuesday, July 23, 2002 at 11:00 am Eastern Daylight Time (10:00 am Central Daylight Time). To access the call, please call (785) 832-0201 (the ID for the call is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EDT on Thursday, July 25, 2002. To access the replay, please call (402) 351-0814 (no password required).

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations and business environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

Thomas & Betts Corporation

2Q 2002 Earnings

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year to Date

	June 30,	July 1,	June 30,	July 1,
	2002	2001	2002	2001

Net sales	$341,279	$385,444	$683,330	$782,392

Cost of sales	263,780	292,112	522,052	597,175

Gross margin	77,499	93,332	161,278	185,217
Gross margin — % of net sales	22.7%	24.2%	23.6%	23.7%

Selling, general and administrative	73,809	88,577	146,405	181,607
Selling, general and administrative — % of net sales	21.6%	23.0%	21.4%	23.2%

Provision — restructured operations	361	—	1,626	—

Earnings from operations	3,329	4,755	13,247	3,610

Income from unconsolidated companies	398	245	1,100	3,679
Interest expense — net	(7,581)	(10,529)	(18,480)	(20,498)
Other (expense) income — net	1,200	(2,246)	441	(1,763)

Loss before income taxes	(2,654)	(7,775)	(3,692)	(14,972)

Income tax provision (benefit)	(3,023)	(2,410)	7,586	(4,641)

Net earnings (loss) before cumulative effect of an accounting change	369	(5,365)	(11,278)	(10,331)

Cumulative effect of an accounting change, net of tax	—	—	(44,815)	—

Net earnings (loss)	$369	$(5,365)	$(56,093)	$(10,331)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.01	$(0.09)	$(0.19)	$(0.18)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—

Net earnings (loss)	$0.01	$(0.09)	$(0.96)	$(0.18)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.01	$(0.09)	$(0.19)	$(0.18)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—

Net (earnings) loss	$0.01	$(0.09)	$(0.96)	$(0.18)

Average shares outstanding:
Basic	58,292	58,149	58,253	58,086
Diluted	58,459	58,149	58,253	58,086

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Segment Information
(In thousands)
(Unaudited)

	Quarter Ended		Year to Date

	June 30,	July 1,	June 30,	July 1,
	2002	2001	2002	2001

Net sales:
Electrical	$265,150	$302,040	$521,676	$611,680
Steel Structures	33,581	36,270	68,706	69,662
Communications	23,358	27,579	52,695	55,919
HVAC	19,190	19,555	40,253	45,131

Total net sales	$341,279	$385,444	$683,330	$782,392

Segment earnings:
Electrical	$(771)	$3,986	$1,906	$4,895
Steel Structures	4,925	5,126	8,833	8,668
Communications	(275)	(2,783)	3,812	(5,922)
HVAC	209	(1,329)	1,422	(352)

Total reportable segment earnings	4,088	5,000	15,973	7,289
Total reportable segment earnings — % of net sales	1.2%	1.3%	2.3%	0.9%

Provision — restructured operations	(361)	—	(1,626)	—
Interest expense — net	(7,581)	(10,529)	(18,480)	(20,498)
Other (expense) income — net	1,200	(2,246)	441	(1,763)

Loss before income taxes	$(2,654)	$(7,775)	$(3,692)	$(14,972)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Recap of Manufacturing Efficiency and Consolidation Initiatives
(In thousands)
(Unaudited)

	4th Quarter	1st Quarter	2nd Quarter	Year to Date
	2001	2002	2002	2002	Cumulative

Certain costs excluded from electrical segment earnings:

Impairment charges on long-lived assets	$30,041	$—	$—	$—	$30,041

Provisions — restructured operations	11,666	1,265	361	1,626	13,292

Cost of sales	3,047	—	—	—	3,047

Total excluded from segment earnings	44,754	1,265	361	1,626	46,380

Certain costs reflected in electrical segment earnings:

Cost of sales	4,321	11,024	13,431	24,455	28,776

Total reflected in segment earnings	4,321	11,024	13,431	24,455	28,776

Total manufacturing plan costs	$49,075	$12,289	$13,792	$26,081	$75,156

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Transitional Disclosures for
Statement of Financial Accounting Standards No. 142
(In thousands, except per share data)
(Unaudited)

	Quarter Ended

	June 30,	July 1,
	2002	2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Loss before income taxes	$(2,654)	$(7,775)	$4,366	$(3,409)

Income tax provision (benefit)	(3,023)	(2,410)	24	(2,386)

Net earnings (loss)	$369	$(5,365)	$4,342	$(1,023)

Net earnings (loss) per common share:

Basic	$0.01	$(0.09)	$0.07	$(0.02)

Diluted	$0.01	$(0.09)	$0.07	$(0.02)

Segment Earnings:

Electrical	$(771)	$3,986	$3,437	$7,423
Steel Structures	4,925	5,126	513	5,639
Communications	(275)	(2,783)	60	(2,723)
HVAC	209	(1,329)	356	(973)

Total reportable segment earnings	4,088	5,000	4,366	9,366

Provision — restructured operations	(361)	—	—	—
Interest expense — net	(7,581)	(10,529)	—	(10,529)
Other (expense) income — net	1,200	(2,246)	—	(2,246)

Loss before income taxes	$(2,654)	$(7,775)	$4,366	$(3,409)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Transitional Disclosures for
Statement of Financial Accounting Standards No. 142
(In thousands, except per share data)
(Unaudited)

	Year to Date

	June 30,	July 1,
	2002	2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Loss before income taxes	$(3,692)	$(14,972)	$7,916	$(7,056)

Income tax provision (benefit)	7,586	(4,641)	47	(4,594)

Net loss	$(11,278)	$(10,331)	$7,869	$(2,462)

Net loss per common share:

Basic	$(0.19)	$(0.18)	$0.14	$(0.04)

Diluted	$(0.19)	$(0.18)	$0.14	$(0.04)

Segment Earnings:

Electrical	$1,906	$4,895	$6,106	$11,001
Steel Structures	8,833	8,668	1,026	9,694
Communications	3,812	(5,922)	72	(5,850)
HVAC	1,422	(352)	712	360

Total reportable segment earnings	15,973	7,289	7,916	15,205

Provision — restructured operations	(1,626)	—	—	—
Interest expense — net	(18,480)	(20,498)	—	(20,498)
Other (expense) income — net	441	(1,763)	—	(1,763)

Loss before income taxes	$(3,692)	$(14,972)	$7,916	$(7,056)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,	December 30,
	2002	2001

ASSETS

Current assets:
Cash and cash equivalents	$205,574	$234,843
Marketable securities	48,433	6,982
Receivables — net	195,141	188,160
Inventories — net	186,182	192,079
Income tax receivables	19,127	5,779
Deferred income taxes	72,615	79,821
Other current assets	55,167	62,639

Total current assets	782,239	770,303

Property, plant and equipment- net	300,291	309,080
Goodwill — net	434,035	473,871
Other intangible assets — net	865	959
Investments in unconsolidated companies	121,301	121,735
Deferred income taxes	2,119	50,148
Other assets	30,179	35,514

Total assets	$1,671,029	$1,761,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$110,742	$54,002
Accounts payable	125,451	120,688
Accrued liabilities	127,760	176,959
Income taxes payable	5,629	4,060

Total current liabilities	369,582	355,709

Long-term debt	557,807	618,035
Other long-term liabilities	104,364	104,581

Shareholders’ equity	639,276	683,285

Total liabilities and shareholders’ equity	$1,671,029	$1,761,610